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                          March 31, 2021

       Thomas E. Messier
       Chief Executive Officer and Chairman of the Board
       Medalist Diversified REIT, Inc.
       1051 E. Cary Street, Suite 601, James Center Three
       Richmond, Virginia 23219

                                                        Re: Medalist
Diversified REIT, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed March 19,
2021
                                                            File No. 333-254504

       Dear Mr. Messier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael Beville